# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

September 9, 2025

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In the Matter of

**Guo Jin Sheng Shi Gold Jewelry Group Holding Limited**
**No.101, Building 17**
**Yinfeng Kechuang Center, No.988**
**Zhenguan Street, Licheng District**
**Jinan City. China**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-282674

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Guo Jin Sheng Shi Gold Jewelry Group Holding Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Guo Jin Sheng Shi Gold Jewelry Group Holding Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 9, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara L. Ransom
Office Chief